SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29591; 812-13759]

Eaton Vance Management, et al.; Notice of Application

March 1, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act
of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and
rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections
17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from
sections 12(d)(1)(A) and (B) of the Act.

Applicants: Eaton Vance Management ("EVM"), Eaton Vance ETF Trust (the "Trust") and
Foreside Fund Services, LLC.

Summary of Application: Applicants request an order that permits: (a) series of certain actively
managed open-end management investment companies to issue shares ("Shares") redeemable in
large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur
at negotiated market prices; (c) certain series to pay redemption proceeds, under certain
circumstances, more than seven days from the tender of Shares for redemption; (d) certain
affiliated persons of the series to deposit securities into, and receive securities from, the series in
connection with the purchase and redemption of Creation Units; and (e) certain registered
management investment companies and unit investment trusts outside of the same group of
investment companies as the series to acquire Shares.

Filing Dates: The application was filed on March 5, 2010, and amended on August 10, 2010 and
February 25, 2011.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 28, 2011, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: EVM and the Trust, Two International Place, Boston, MA 02110; Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, ME 04101.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990 or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust will be registered as an open-end management investment company under the Act and is a statutory trust organized under the laws of Delaware. The Trust will initially offer five actively-managed investment series: Eaton Vance Enhanced Short Maturity ETF, Eaton Vance Government Limited Maturity ETF, Eaton Vance Intermediate Municipal

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Bond ETF, Eaton Vance Prime Limited Maturity ETF and Eaton Vance Short Term Municipal

Bond ETF (together, the "Initial Funds"). The investment objectives of Eaton Vance Enhanced

Short Maturity ETF, Eaton Vance Government Limited Maturity ETF and Eaton Vance Prime

Limited Maturity ETF will be to seek maximum current income, consistent with preservation of

capital and daily liquidity. The investment objectives of Eaton Vance Intermediate Municipal

Bond ETF and Eaton Vance Short Term Municipal Bond ETF will be to seek attractive tax-

exempt income, consistent with preservation of capital.

     2.   Applicants request that the order apply to the Initial Funds and any future series of

the Trust or of other open-end management companies that may utilize active management

investment strategies ("Future Funds"). Any Future Fund will (a) advised by EVM or an entity

controlling, controlled by, or under common control with EVM (together with EVM, an

"Advisor"), and (b) comply with the terms and conditions of the application.[1] The Initial Funds

and Future Funds together are the "Funds". Each Fund will consist of a portfolio of securities

(including fixed income securities and/or equity securities) and/or currencies ("Portfolio

Instruments").[2] Funds may also invest in "Depositary Receipts". A Fund will not invest in any

Depositary Receipts that the Advisor deems to be illiquid or for which pricing information is not

readily available.[3] Each Fund will operate as an actively managed exchange-traded fund

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[1] All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application. An Investing Fund (as defined below) may rely on the order only to invest in Funds and not in any other registered investment company. Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

[2] Neither the Initial Funds nor any Future Fund will invest in options contracts, futures contracts or swap agreements.

[3] Depositary Receipts are typically issued by a financial institution, a "depositary", and evidence ownership in a security or pool of securities that have been deposited with the depositary. No affiliated persons of applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

("ETF"). The Future Funds might include one or more ETFs which invest in other open-end and/or closed-end investment companies and/or ETFs.

3.   EVM, a Massachusetts corporation, will be the investment advisor to the Initial Funds. Each Advisor is or will be registered as an "investment adviser" under the Investment Advisers Act of 1940 (the "Advisers Act"). The Advisor may retain investment advisers as sub-advisers in connection with the Funds (each, a "Subadvisor"). Any Subadvisor will be registered under the Advisers Act. A registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act"), which may be an affiliate of the Advisor, will act as the distributor and principal underwriter of the Funds ("Distributor"). Foreside Fund Services, LLC will serve as the initial Distributor.

4.   Applicants anticipate that a Creation Unit will consist of at least 50,000 Shares and that the price of a Share will range from $20 to $200. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into a participant agreement with the Distributor and the transfer agent of the Trust ("Authorized Participant") with respect to the creation and redemption of Creation Units. An Authorized Participant is either: (a) a broker or dealer registered under the Exchange Act ("Broker") or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation, a clearing agency registered with the Commission and affiliated with the Depository Trust Company ("DTC"), or (b) a participant in the DTC (such participant, "DTC Participant"). The Initial Funds and certain Future Funds will generally be purchased entirely for cash and will generally be redeemed in-kind for specified Portfolio Instruments ("Redemption Instruments"). However, the Trust reserves the right to accept and deliver Creation Units of the Initial Funds and any Future Fund by means of an in-kind tender of specified instruments ("Deposit

Instruments") and to permit cash redemptions.[4] In-kind purchases and in-kind redemptions will

be accompanied by an amount of cash specified by the Advisor ("Cash Amount"). The Deposit

Instruments and the Cash Amount collectively are referred to as the "Creation Deposit." The

Cash Amount is a cash payment designed to ensure that the net asset value of a Creation Deposit

is identical to the net asset value of the Creation Unit it is used to purchase. The Trust may

permit, in its discretion, with respect to one or more Funds, under certain circumstances, an in-

kind purchaser or redeemer to substitute cash in lieu of depositing or receiving some or all of the

requisite Deposit or Redemption Instruments.[5]

     5.   An investor purchasing or redeeming a Creation Unit from a Fund may be

charged a fee ("Transaction Fee") to protect existing shareholders of the Funds from the dilutive

costs associated with the purchase and redemption of Creation Units.[6] All orders to purchase

Creation Units will be placed with the Distributor and the Distributor will transmit all purchase

orders to the relevant Fund. The Distributor will be responsible for delivering a prospectus

("Prospectus") to those persons purchasing Creation Units and for maintaining records of both

the orders placed with it and the confirmations of acceptance furnished by it.

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[4] Applicants state that in determining whether a particular Fund will be selling or redeeming Creation Units on a cash or in-kind basis, the key consideration will be the benefit which would accrue to Fund investors. In many cases, particularly to the extent the Deposit Instruments are less liquid, investors may benefit by the use of all cash creations because the Advisor would execute trades rather than Market Makers (as defined below). Applicants believe that the Advisor may be able to obtain better execution in bond transactions due to its size, experience and potentially stronger relationships in the fixed income markets. With respect to redemptions, tax considerations may warrant in-kind redemptions which do not result in a taxable event for the Fund.

[5] On each Business Day (as defined below), prior to the opening of trading on the Stock Exchange (as defined below), the estimated All-Cash Payment for each Fund or a list of the required Deposit Instruments to be included in the Creation Deposit for each Fund, as applicable, the previous day's Cash Amount, and the estimated Cash Amount for the current day, will be made available. The Stock Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Portfolio Instruments.

[6] Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the cost to the Fund of buying those particular Deposit Instruments.

6. Shares will be listed and traded at negotiated prices on a national securities exchange as defined in section 2(a)(26) of the Act (the "Stock Exchange") and traded in the secondary market. Applicants expect that Stock Exchange specialists ("Specialists") or market makers ("Market Makers") will be assigned to Shares. The price of Shares trading on the Stock Exchange will be based on a current bid/offer market. Transactions involving the purchases and sales of Shares on the Stock Exchange will be subject to customary brokerage commissions and charges.

7. Applicants expect that purchasers of Creation Units will include arbitrageurs. Specialists or Market Makers, acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.[7] Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[8] Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value should ensure that the Shares will not trade at a material discount or premium in relation to net asset value per common share ("NAV").

8. Shares may be redeemed only if tendered in Creation Units. Redemption requests must be placed by or through an Authorized Participant. Applicants currently contemplate that Creation Units of the Initial Funds will be redeemed principally in-kind (together with a Cash Amount).[9] To the extent a Fund utilizes in-kind redemptions, Shares in Creation Units will be

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[7] If Shares are listed on NASDAQ, no Specialist will be contractually obligated to make a market in Shares. Rather, under NASDAQ's listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions.

[8] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

[9] To the extent consistent with other investment limitations, the Funds may invest in mortgage- or asset-backed securities, including a "to-be-announced transaction" or "TBA Transactions". Each Fund intends to substitute a

redeemable on any Business Day, which is defined to include any day that the Trust is open for business as required by section 22(e) of the Act, for the Redemption Instruments, which will be the same as the Deposit Instruments deposited by investors purchasing Creation Units on the same day, except for the limited exceptions noted below. The redeeming investor will also usually pay to the Fund a Transaction Fee.

9.   Applicants state that in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, the Funds must comply with the federal securities laws, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act.[10] To the extent in-kind purchases and redemptions are utilized, the Deposit Instruments and Redemption Instruments will correspond *pro rata* to the Fund portfolio, except that there may be minor differences between a basket of Deposit Instruments or Redemption Instruments and a true pro rata slice of a Fund's portfolio solely when (A) it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement or, (B) in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots.[11]

10.   Neither the Trust nor any Fund will be marketed or otherwise held out as a "mutual fund". Instead, each Fund will be marketed as an "actively-managed exchange-traded fund." Any advertising material where features of obtaining, buying or selling Creation Units

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cash-in-lieu amount to replace any Deposit Instrument or Redemption Instrument that is a TBA Transaction. A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Instrument or Redemption Instrument.

[10] In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[11] A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

11. The Funds' website, which will be publicly available prior to the public offering of Shares, will include the Prospectus and additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.[12]

Applicants' Legal Analysis:

1. Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2. Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

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[12] Applicants note that under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.	Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and redeem Creation Units from each Fund. Applicants further state that because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

<u>Section 22(d) of the Act and Rule 22c-1 under the Act</u>

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution system of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an

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investment in Shares, and (b) to the extent different prices exist during a given trading day, or

from day to day, such variances occur as a result of third-party market forces, such as supply and

demand. Therefore, applicants assert that secondary market transactions in Shares will not lead

to discrimination or preferential treatment among purchasers. Finally, applicants contend that

the proposed distribution system will be orderly because arbitrage activity should ensure that the

difference between the market price of Shares and their NAV remains narrow.

Section 22(e) of the Act

7.   Section 22(e) of the Act generally prohibits a registered investment company

from suspending the right of redemption or postponing the date of payment of redemption

proceeds for more than seven days after the tender of a security for redemption. Applicants

observe that settlement of redemptions of Creation Units of Funds holding non-U.S. investments

("Global Funds") is contingent not only on the settlement cycle of the U.S. securities markets but

also on the delivery cycles present in foreign markets in which those Funds invest. Applicants

have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio

Instruments to redeeming investors, coupled with local market holiday schedules, will require a

delivery process of up to 12 calendar days. Applicants therefore request relief from section 22(e)

in order to provide payment or satisfaction of redemptions within the maximum number of

calendar days required for such payment or satisfaction in the principal local markets where

transactions in the Portfolio Instruments of each Global Fund customarily clear and settle, but in

all cases no later than 12 calendar days following the tender of a Creation Unit. With respect to

Future Funds that are Global Funds, applicants seek the same relief from section 22(e) only to

the extent that circumstances exist similar to those described in the application. Except as disclosed in the SAI for a Fund, deliveries of redemption proceeds for Global Funds are expected to be made within seven days.[13]

8.   Applicants submit that Congress adopted section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments for Creation Units of a Fund to be made within a maximum of 12 calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants state the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Global Fund.

9.   Applicants are not seeking relief from section 22(e) with respect to Global Funds that do not effect creations or redemptions in-kind.

Section 12(d)(1) of the Act

10.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause

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[13] Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade date. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that they have under rule 15c6-1.

more than 10% of the acquired company's voting stock to be owned by investment companies generally.

11.   Applicants request relief to permit Investing Funds (as defined below) to acquire Shares in excess of the limits in section 12(d)(l)(A) of the Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in section 12(d)(l)(B) of the Act. Applicants request that these exemptions apply to: (a) any Fund that is currently or subsequently part of the same "group of investment companies" as the Initial Funds within the meaning of section 12(d)(1)(G)(ii) of the Act as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to an Investing Fund; and (b) each management investment company or unit investment trust registered under the Act that is not part of the same "group of investment companies" as the Funds and that enters into a FOF Participation Agreement (as defined below) with a Fund (such management investment companies are referred to herein as "Investing Management Companies," such unit investment trusts are referred to herein as "Investing Trusts," and Investing Management Companies and Investing Trusts together are referred to herein as "Investing Funds").[14] Investing Funds do not include the Funds. Each Investing Trust will have a sponsor ("Sponsor") and each Investing Management Company will have an investment adviser within the meaning of section 2(a)(20)(A) of the Act ("Investing Fund Advisor") that does not control, is not controlled by or under common control with the Advisor. Each Investing Management Company may also have one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each, an "Investing Fund Sub-Advisor"). Each Investing Fund Advisor and any Investing Fund Sub-Advisor will be registered as an investment adviser under the Advisers Act.

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[14] Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds but may be subadvised by an Advisor.

12.   Applicants submit that the proposed conditions to the requested relief are designed to address the concerns underlying the limits in section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures.

13.   Applicants propose a condition to prohibit an Investing Fund or Investing Fund Affiliate[15] from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. Applicants propose a condition to limit the ability of the Investing Fund Advisor, or Sponsor, any person controlling, controlled by or under common control with such Advisor or Sponsor, and any investment company or issuer that would be an investment company but for sections 3(c)(l) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Advisor, the Sponsor, or any person controlling, controlled by, or under common control with such Advisor or Sponsor ("Investing Fund's Advisory Group") from (individually or in the aggregate) controlling a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Investing Fund Sub-Advisor, any person controlling, controlled by, or under common control with the Investing Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for sections 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Advisor or any person controlling, controlled by or under common control with the Investing Fund Sub-Advisor ("Investing Fund's Sub-Advisory Group").

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[15]An "Investing Fund Affiliate" is defined as the Investing Fund Advisor, Investing Fund Sub-Advisor, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities. A "Fund Affiliate" is defined as an investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

14.   Applicants propose other conditions to limit the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates, including that no Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund Sub-Advisor, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Advisor or Investing Fund Sub-Advisor, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by section 10(f) of the Act.

15.   Applicants propose several conditions to address the concerns regarding layering of fees and expenses. Applicants note that the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. In addition, an Investing Fund Advisor, trustee of an Investing Trust ("Trustee") or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund

under rule 12b-1 under the Act) received from a Fund by the Investing Fund Advisor, Trustee or Sponsor or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Applicants also propose a condition to prevent any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.[16]

16.	Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

17.	To ensure that the Investing Funds understand and comply with the terms and conditions of the requested order, any Investing Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into a participation agreement ("FOF Participation Agreement") with the Fund. The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the order only to invest in the Funds and not in any other investment company.

Sections 17(a)(1) and (2) of the Act

18.	Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act

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[16] Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule that may be adopted by FINRA.

defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company and provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. Each Fund may be deemed to be controlled by an Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Advisor (an "Affiliated Fund").

19.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds.[17] Applicants also request an exemption in order to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or a second-tier affiliates.[18]

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[17] Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

[18] Applicants expect most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund. To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a)

20.   Applicants assert that no useful purpose would be served by prohibiting such

affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in

Creation Units. Absent the unusual circumstances discussed in the application, the Deposit

Instruments and Redemption Instruments available for a Fund will be the same for all purchases

and redeemers, respectively, and will correspond *pro rata* to the Fund's portfolio instruments.

Both the deposit procedures for in-kind purchases of Creation Units and the redemption

procedures for in-kind redemptions will be effected in exactly the same manner for all purchases

and redemptions. Deposit Instruments and Redemption Instruments will be valued in the same

manner as those Portfolio Instruments currently held by the relevant Funds. Therefore,

applicants state that the in-kind purchases and redemptions create no opportunity for affiliated

persons or the Applicants to effect a transaction detrimental to other holders of Shares of that

Fund. Applicants do not believe that in-kind purchases and redemptions will result in abusive

self-dealing or overreaching of the Fund.

21.   Applicants also submit that the sale of Shares to and redemption of Shares from

an Investing Fund meets the standards for relief under sections 17(b) and 6(c) of the Act.

Applicants note that any consideration paid for the purchase or redemption of Shares directly

from a Fund will be based on the NAV of the Fund in accordance with policies and procedures

set forth in the Fund's registration statement.[19] Absent the unusual circumstances discussed in

the application, the Deposit Instruments and Redemption Instruments available for a Fund will

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would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a
Fund to an Investing Fund and redemptions of those Shares. The requested relief is intended to cover the in-kind
transactions that may accompany such sales and redemptions.

[19] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an
affiliated person of such person, for the purchase by the Investing Fund of Shares of the Fund or (b) an affiliated
person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund,
may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this
acknowledgment.

be the same for all purchases and redeemers, respectively, and will correspond *pro rata* to the Fund's portfolio instruments. Applicants also state that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.   Actively-Managed Exchange-Traded Fund Relief

1.   As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on a Stock Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.   On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

5.   The Advisor or any Subadvisor, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed exchange-traded funds.

B.   Section 12(d)(1) Relief

1.   The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Investing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Advisor or a person controlling, controlled by or under common control with the Investing Fund Sub-Advisor acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Advisor and any Investing Fund Sub-Advisor are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Investing Fund Advisor, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Investing Fund Advisor, or Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor, or Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-

Advisor will waive fees otherwise payable to the Investing Fund Sub-Advisor, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Advisor, or an affiliated person of the Investing Fund Sub-Advisor, other than any advisory fees paid to the Investing Fund Sub-Advisor or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Advisor. In the event that the Investing Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.   The Board of the Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated

Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.   Before investing in a Fund in excess of the limits in section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list

with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund relying on this section 12(d)(1) relief will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Cathy H. Ahn
Deputy Secretary